SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

Team Health Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

87817A107
(CUSIP Number)

Marc Weingarten, Esq. Eleazer Klein, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2016
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

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The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87817A107	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,890,368 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,890,368 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,890,368 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 87817A107	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS EDWIN M. CRAWFORD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,251 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 82,251 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 82,251 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87817A107	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS NANCY M. SCHLICHTING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,125 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,125 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,125 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87817A107	SCHEDULE 13D	Page 5 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares (“Shares”) of common stock, par value $0.01 per share, of Team Health Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 265 Brookview Centre Way, Suite 400, Knoxville, TN 37919.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by (i) JANA Partners LLC, a Delaware limited liability company (“JANA”) ; (ii) Edwin M. Crawford (“Mr. Crawford”); and (iii) Nancy M. Schlichting (“Ms. Schlichting” and together with JANA and Mr. Crawford, the “Reporting Persons”). JANA is a private money management firm which holds Shares of the Issuer in various accounts under its management and control. The principal owner of JANA is Barry Rosenstein (“Mr. Rosenstein” or the “Principal”).

(b) The principal business address of JANA and the Principal is 767 Fifth Avenue, 8th Floor, New York, NY 10153. The address of Mr. Crawford is 600 Hangar Lane, Nashville, TN 37217. The address of Ms. Schlichting is 1 Ford Place, 5B, Detroit MI 48202.

(c) The principal business of JANA and the Principal is investing for accounts under their management. The principal business of Mr. Crawford is serving as Co-Founder and Principal of CrawfordSpalding Group LLC, a provider of business advisory and management services, as well as Partner in Crawford-Ross, LLC, a healthcare investment firm. The principal business of Ms. Schlichting is serving as the President and Chief Executive Officer of Henry Ford Health System, a non-for-profit healthcare provider.

(d) Neither the Reporting Persons nor the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Persons nor the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) JANA is a limited liability company organized in Delaware. The Principal, Mr. Crawford and Ms. Schlichting are United States citizens.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 5,984,744 Shares reported herein as beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of approximately $234 million.

JANA used a total of approximately $231 million (including brokerage commissions) in the aggregate to acquire the 5,890,368 Shares reported herein as beneficially owned by JANA. Funds for the purchase of the Shares reported herein as beneficially owned by JANA were derived from investment funds in accounts managed by JANA. Such Shares are held by the investment funds managed by JANA in cash accounts and none of the funds used to purchase the Shares reported herein as beneficially owned by JANA were provided through borrowings of any nature.

CUSIP No. 87817A107	SCHEDULE 13D	Page 6 of 9 Pages

Mr. Crawford used a total of approximately $3 million in the aggregate to acquire the 82,251 Shares reported herein as beneficially owned by him. The Shares reported herein as beneficially held by Mr. Crawford were purchased solely with the personal funds of Mr. Crawford and none of the funds used to purchase the Shares reported herein as beneficially owned by him were provided through borrowings of any nature.

Ms. Schlichting used a total of approximately $400 thousand in the aggregate to acquire the 12,125 Shares reported herein as beneficially owned by her. The Shares reported herein as beneficially held by Ms. Schlichting were purchased solely with the personal funds of Ms. Schlichting and none of the funds used to purchase the Shares reported herein as beneficially owned by her were provided through borrowings of any nature.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares because they believe the Shares are undervalued and represent an attractive investment opportunity. JANA believes that the Issuer has made missteps in critical areas including capital allocation, strategy and governance, and that the Issuer’s board of directors would benefit from the addition of new directors with the necessary expertise, experience and focus on shareholder value to help evaluate opportunities for future shareholder value creation. Therefore, on February 19, 2016, JANA submitted to the Issuer a notice of its intention to nominate Mr. Crawford, Ms. Schlichting and Scott Ostfeld (collectively, the “Potential Nominees”) for election to the Issuer’s board of directors at the 2016 annual meeting of stockholders of the Issuer (the “Annual Meeting”). Mr. Crawford previously served as the Chairman of CVS Caremark Corporation, a leading provider of pharmacy benefits management services. Ms. Schlichting is the President and CEO of Henry Ford Health Systems, one of the nation’s leading health care providers. Mr. Ostfeld is a Partner at JANA and a Co-Portfolio Manager for JANA’s active equity ownership strategy. JANA met with members of the Issuer’s management team on February 24, 2016 to discuss the matters described herein.

The Reporting Persons may also take other steps to increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, excluding (i) acquiring a control stake in the Issuer’s Shares, or grouping with any other party or parties to do so, (ii) engaging in an extraordinary transaction, such as a merger, with the Issuer, or acquiring a material amount of the Issuer’s assets, or grouping with any other party or parties to do either, or (iii) seeking to exert negative control over the important corporate actions of the Issuer, or grouping with any other party or parties to do so, although the Reporting Persons may seek to influence such actions through customary means including presenting its views for consideration to the Issuer, shareholders and other interested parties, privately or publicly, and, if necessary, through the exercise of its shareholder rights including the right to propose new directors for the Issuer’s board of directors.

Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer’s board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment position in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, and/or engaging in short selling of or hedging or similar transactions with respect to the Shares.

CUSIP No. 87817A107	SCHEDULE 13D	Page 7 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 73,537,940 Shares outstanding, which is the total number of Shares outstanding as of February 18, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on February 22, 2016.

As of the close of business on February 24, 2016, JANA may be deemed to beneficially own 5,890,368 Shares, constituting approximately 8.0% of the Shares outstanding.

As of the close of business on February 24, 2016, Mr. Crawford may be deemed to beneficially own 82,251 Shares, constituting approximately 0.1% of the Shares outstanding.

As of the close of business on February 24, 2016, Ms. Schlichting may be deemed to beneficially own 12,125 Shares, constituting approximately 0.0% of the Shares outstanding.

By virtue of the Nominee Agreements (as defined and described in Item 6 below), JANA, Mr. Crawford and Ms. Schlichting may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 5,984,744 Shares, representing approximately 8.1% of the outstanding Shares. Mr. Crawford expressly disclaims beneficial ownership of the Shares beneficially owned by JANA and Ms. Schlichting. Ms. Schlichting expressly disclaims beneficial ownership of the Shares beneficially owned by JANA and Mr. Crawford. JANA expressly disclaims beneficial ownership of the Shares beneficially owned by Mr. Crawford and Ms. Schlichting.

(b) JANA has sole voting and dispositive power over 5,890,368 Shares, which power is exercised by the Principal. Mr. Crawford has sole voting and dispositive power over the 82,251 Shares beneficially owned by him. Ms. Schlichting has sole voting and dispositive power over the 12,125 Shares beneficially owned by her.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Crawford and Ms. Schlichting (each an “Independent Nominee”) have each entered into a nominee agreement (the “Nominee Agreement”) with JANA substantially in the form attached as Exhibit B to this Schedule 13D whereby each Independent Nominee agreed, if JANA so elects, to become a member of a slate of nominees (the “Slate”) and stand for election as a director of the Issuer. Pursuant to each Nominee Agreement, JANA has agreed to pay the costs of soliciting proxies in connection with the Annual Meeting, and to defend and indemnify each Independent Nominee against, and with respect to, any losses that may be incurred by them in the event they become a party to litigation based on their nomination as a candidate for election to the Issuer’s board of directors and the solicitation of proxies in

CUSIP No. 87817A107	SCHEDULE 13D	Page 8 of 9 Pages

support of their election. Each Independent Nominee will receive compensation under the Nominee Agreement in the amount of $80,000 in the event that he or she serves on the Slate until the Annual Meeting (or the earlier abandonment of the proxy solicitation), and an additional $130,000 in the event of his appointment or election. The estimated after-tax proceeds of the cash payments referred to in the prior sentence are required to be used to purchase Shares. A copy of the form of the Nominee Agreement is attached as Exhibit B and is incorporated by reference herein.

Except as otherwise set forth herein and the joint filing agreement attached hereto as Exhibit C, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Shares During the Last 60 Days.
Exhibit B:	Form of Nominee Agreement
Exhibit C:	Joint Filing Agreement, dated February 25, 2016

CUSIP No. 87817A107	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2016

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel

/s/ Edwin M. Crawford
EDWIN M. CRAWFORD

/s/ Nancy M. Schlichting
NANCY M. SCHLICHTING